Bradley C. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111
                     Tel:(801) 363-7411 Fax (801) 355-7126

March 13, 2006


Blaise Rhodes
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549


Re: Souvall-Page and Company, Inc., a Utah corporation (the "Company")

    Item 4.01 Form 8-K/A1
    Commission File No. 000-51464


Dear Ms. Rhodes:

     Attached hereto is the above-referenced Form, which has been prepared in response to your comment letter, dated March 10, 2006.


     1. The Registrant has revised its disclosure to state that the reports of Pritchett Siler & Hardy did not contain any adverse opinion or disclaimer of opinion, and, were not qualified or modified as to uncertainty, audit scope or accounting principles, with the exception of a qualification about the Company's ability to continue as a " going concern," by reason of the Company's lack of current operations and the fact that its liabilities substantially exceed its assets.

        Furthermore, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 8-K filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the 8-K filing, and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


                              Sincerely yours,

                              /s/Bradley C. Burningham


                              Bradley C. Burningham